Exhibit 99.63

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in Burcon NutraScience Corporation’s Registration Statement on Form 40-F of

i)	our audit report dated August 30, 2011 with respect to Burcon NutraScience Corporation’s Consolidated Financial Statements as at and for the years ended March 31, 2011 and 2010;

ii)	our audit report dated June 22, 2011 with respect to Burcon NutraScience Corporation’s Consolidated Financial Statements as at and for the years ended March 31, 2011 and 2010;

iii)	our audit report dated June 24, 2010 with respect Burcon NutraScience Corporation’s Consolidated Financial Statements as at and for the years ended March 31, 2010 and 2009.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
August 31, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.